Exhibit 99.14

South Bow Corporation

Condensed Financial Statements

(unaudited)

As at and for the three and six months ended June 30, 2024

South Bow Corporation Condensed Financial Statements	1

Condensed Statement of income

(unaudited)	Three months ended June 30, 2024	Six months ended June 30, 2024
Revenues	—	—
Expenses	—	—

Income before income taxes	—	—
Income tax expense	—	—

Net income	—	—

The accompanying Notes to the condensed financial statements are an integral part of these statements.

2	South Bow Corporation Condensed Financial Statements

Condensed Balance sheet

(unaudited)	June 30, 2024	December 31, 2023
Assets	—	—
Liabilities and Shareholder’s Equity	—	—

The accompanying Notes to the condensed financial statements are an integral part of these statements.

South Bow Corporation Condensed Financial Statements	3

Condensed Statement of changes in equity

(unaudited)	Three months ended June 30, 2024	Six months ended June 30, 2024
Retained earnings, beginning of period	—	—

Retained earnings, end of period	—	—

The accompanying Notes to the condensed financial statements are an integral part of these statements.

4	South Bow Corporation Condensed Financial Statements

Notes to condensed financial statements (unaudited)

1. DESCRIPTION OF SOUTH BOW CORPORATION’S BUSINESS

South Bow Corporation (South Bow or the Company) was incorporated under the Canada Business Corporations Act on December 15, 2023, for the purpose of spinning out TC Energy Corporation’s (TC Energy) Liquids Pipelines business, along with certain related assets, into a separate publicly traded company. As a result of the proposed spin-off transaction, the Company will consolidate the financial results of TC Energy’s Liquids Pipelines business at a future date when the Liquids Pipelines business is contributed to the Company. South Bow’s registered office is located at 450 – 1 Street SW, Calgary, Alberta, Canada, T2P 5H1. For the period from the date of incorporation to June 30, 2024, South Bow did not conduct any business activities other than those required for its formation and matters contemplated by the Plan of Arrangement. These unaudited condensed financial statements should be read in conjunction with the audited financial statements of South Bow Corporation for the period from incorporation on December 15, 2023 to December 31, 2023.

These condensed financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that South Bow will continue for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period.

On July 27, 2023, TC Energy announced plans to separate into two independent, investment-grade, publicly listed companies through the spinoff of its Liquids Pipelines business (the Transaction). On June 4, 2024, TC Energy shareholders approved the Transaction. Under the spinoff Transaction, common shareholders of TC Energy as of the record date to be established for the spinoff Transaction will receive, in exchange for each TC Energy share, one new TC Energy share and 0.2 of a South Bow common share. The Canadian and U.S. tax rulings have been received and subject to receipt of the remaining approvals and conditions of the spinoff Transaction, TC Energy expects that the effective date will occur between late third quarter and mid fourth quarter 2024.

2. ACCOUNTING POLICIES

The Company’s condensed financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the Company’s audited financial statements for the period ended December 31, 2023.

3. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. The Company had no shareholders or shares outstanding as at June 30, 2024 and December 31, 2023. The Company has appointed executive members of TC Energy’s Liquids Pipelines business as Officers and Directors of South Bow.

South Bow Corporation Condensed Financial Statements	5